Filed by Coincheck Group B.V.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Thunder Bridge Capital Partners IV, Inc.
(Commission File No.: 001-40555)
Date: April 27, 2023

Financial Results for Fiscal Year Ending March 31, 2023 April 27, 202 3 Monex Group TSE Prime : 8698

Ⅰ . Highlights

Financial Interest Impact and A dvertising Expenses Advertising expenses The US Segment curbed advertising expenses due to a strategy shift from 2Q. The Crypto Asset Segment also made significant reductions in line with the market environment, while being conscious of maintaining the customer base. Both segments will continue to strive for cost control in consideration of the market environment. *1 Both segments manage the cash of US dollars with floating and fixed rate. * 2 Gains from management of US dollar cash deposit is included in "Net financial income ( P16)" in the US Segment, and in "Net financial income ( P14)" and “Net trading income ( P14: FX/fixed income)" in the Japan Segment . (JPY Million) Quarterly advertising expense in each segment FYE Mar. 31, 2023 FYE Mar. 31 , 2022 Advertising expense ¥ 5,148M ($38M) ¥ 6,509M ($ 58M ) US Segment ¥ 1,346M ¥ 5,745M Crypto Asset Segment 2,504 3,027 4,952 3,637 3,024 1,858 1,847 1,760 0 1,000 2,000 3,000 4,000 5,000 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q FYE Mar.31, 2022 FYE Mar.31, 2023 Japan US Crypto asset Others

Consolidated Pre - tax Income ( QoQ ) Quarterly consolidated pre - tax income increased significantly (+ ¥ 1.8B ) due to increased trading commissions and net financial income in the US Segment , recovery of crypto trading volume in the Crypto Asset Segment, return of profitability in the Investment Segment. QoQ Pre - tax Income Comparison Foreign exchange gains/losses in the holding company Monex Group, Inc. Japan Segment Decrease in operating income Others (JPY Million) US Segment Increase in operating income Crypto Asset Segment Narrowing operating loss Investment Segment Return to profitable in operating income Almost completely eliminated the USD position that had been possessed by Monex Group, Inc. Cumulative forex gains were 950M for the full year. 3Q of FYE Mar. 2023 Consolidated Pre - tax Income 4Q of FYE Mar. 2023 Consolidated Pre - tax Income

Consolidated EBITDA \ 4.6 B (1,578) (903) (785) 1,618 2,388 3,327 2,802 2,253 2,091 2,124 2,530 1,763 1,220 (853) 591 (220) (615) 6 (2,000) (1,000) 0 1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000 3Q of FYE Mar. 2022 4Q of FYE Mar. 2022 1Q of FYE Mar. 2023 2Q of FYE Mar. 2023 3Q of FYE Mar. 2023 4Q of FYE Mar. 2023 Quarterly EBITDA * by Segments US Japan Crypto Asset EBITDA (Quarterly) The US Segment recovered its profitability since the strategy shift in Aug. 2022 to record ¥ 3.3B in quarterly EBITDA ( ¥ 6.5B for the full year ). The Japan Segment generated stable cash flow, with quarterly EBITDA of ¥ 1.8B ( ¥ 8.5B for the full year ). * EBITDA = The amount equivalent to operating income + depreciation and amortization cost. Interest expense is only added to EBITDA of the US Segment. 4Q of FYE Mar. 31 2023 3Q of FYE Mar. 31 2023 2Q of FYE Mar. 31 2023 1Q of FYE Mar. 31 2023 4Q of FYE Mar. 31 2022 3Q of FYE Mar. 31 2022 Consolidated 4,587 3,413 3,525 1,845 555 2,531 EBITDA * (JPY Million)

Strategy Overview for Major Segments Monex Securities, TradeStation , and Coincheck each have solid corporate value and strategy. By promoting each strategy, Monex Group will continue to strive to manifest those values and pursue the sustainable growth of its corporate value. Increase in balance - based revenue by expansion of mutual funds, etc. Strengthened business foundation by promoting the asset management model Increase customer life time value, and net financial income driven by rising rates Growth strategy focusing on active customers Planning NASDAQ listing with De - SPAC transaction Global expansion strategy * The presentation of the projected value (SOTP) of Monex Group is suspended in light of the environment surrounding the Company .

Ⅱ . Consolidated Performance

Highlights 4 Q of FYE Mar. 2023 (3 months) The US Segment achieved record operating revenues and income . IEO - related revenues contributed to a narrowing of the Crypto Asset Segment's loss. Consolidated pre - tax income was ¥ 2.2B . Japan US Crypto Asset Asia Pacific Investment * Segment profit/loss = Pre - tax profit/loss. The same hereinafter . Crypto asset market environment shows a sign of recovery, and the IEO also contributed to an increase in revenue. Advertising expenses was reduced, resulting in segment loss of ¥ 152M .

QoQ Comparison (3 months) Segment Performance Investment Asia Pacific Crypto Asset US Japan (JPY million) 2023/3 4Q 2023/3 3Q 2023/3 4Q 2023/3 3Q 2023/3 4Q 2023/3 3Q 2023/3 4Q 2023/3 3Q 2023/3 4Q 2023/3 3Q 209 - 314 248 255 1,583 1,063 9,675 8,998 7,589 8,262 Total operating revenue after deducting financial expenses and cost of sales 20 24 292 294 1,718 1,799 7,806 7,996 7,052 6,904 SG&A - 0 23 30 159 214 984 1,103 599 505 Advertisement Expenses 189 - 339 - 43 - 39 - 136 - 737 1,869 1,002 537 1,358 The amount equivalent to operating income - 2 1 13 - 32 - 16 - 12 - 7 - 18 - 132 - 798 Other income / expenses (net) 187 - 338 - 30 - 71 - 152 - 748 1,862 984 405 561 Quarterly profit before income Taxes 104 - 244 - 31 - 66 - 53 - 576 1,242 1,176 256 400 Quarterly profit attributable to owners of the Company 189 - 339 - 13 - 7 6 - 615 3,327 2,388 1,763 2,530 EBITDA See P18 “total operating revenue after deducting financial expenses” for more details See P19 “SG&A” for more details See P16 “total operating revenue after deducting financial expenses and cost of sales” for more details See P17 “SG&A” for more details See P14 “total operating revenue after deducting financial expenses” for more details See P15 “SG&A” for more details Note Record Record Record

QoQ Comparison (3 months) Analysis: Operating Revenue Crypto: Trading volumes increased due to higher average crypto asset values. The second IEO ( FNCT) also contributed to the increase in revenue. Quarterly total operating revenue after deducting financial expenses and cost of sales +48.9% （ +520 ） * Figures in parentheses indicate the variance from the previous quarter (JPY million) ■ Other (+427) ■ Net trading income (+93) * * Trading value at marketplace \ 27.6B 3Q of FYE Mar. 31, 2023 \ 30.3B 4Q of FYE Mar. 31, 2023 ■ Total operating revenue after deducting financial expenses and cost of sales (JPY million) 2,451 2,343 1,237 947 1,040 708 818 326 116 543 3,160 3,162 1,563 1,063 1,583 0 2,000 4,000 2022/3 4Q 2023/3 1Q 2023/3 2Q 2023/3 3Q 2023/3 4Q

QoQ Comparison (3 months) Analysis: SG&A Crypto: Total SG&A expenses decreased QoQ as a result of advertising budget management in response to current market conditions. Total SG&A - 4.5 ％ ( - 81 ) * Professional fees related De - SPAC: \ 173M ( - 41 ) ■ Other ( - 51 ) * ■ Advertising expenses ( - 55) ■ Communication, freight and information expenses ( - 36) ■ Commissions paid (+3) ■ Compensation and benefits ( + 1 ) ■ System related expenses (+57) * Figures in parentheses indicate the variance from the previous quarter (JPY million) ■ Total SG&A (JPY million) 466 367 310 289 346 2,018 571 512 608 609 102 113 102 61 63 183 204 231 237 202 1,053 591 382 214 159 491 837 353 389 339 4,313 2,682 1,890 1,799 1,718 0 1,500 3,000 4,500 2022/3 4Q 2023/3 1Q 2023/3 2Q 2023/3 3Q 2023/3 4Q

Highlights FYE Mar. 2023 (12 months) * 1 Total operating revenue after deducting financial expenses and cost of sales. *2 Segment profit/loss = Pre - tax profit/loss. The same hereinafter . Stable profit generation in the Japan Segment and successful performance improvement in the US Segment after the strategy shift mitigate lower revenue in the Crypto Asset Segment due to the sluggish crypto market. Consolidated pre - tax income was ¥ 4.7B . Japan US Crypto Asset Challenging crypto asset market environment affected trading volume. Total SG&A was controlled reducing advertising expenses. Segment loss was ¥ 0.9B . ( Professional fees s related to De - SPAC was ¥ 1.1B ) Asia Pacific Investment

Investment Asia Pacific Crypto Asset US Japan (JPY million) 2023/3 2022/3 2023/3 2022/3 2023/3 2022/3 2023/3 2022/3 2023/3 2022/3 308 465 1,053 1,222 7,369 28,621 34,503 23,579 30,940 30,438 Total operating revenue after deducting financial expenses and cost of sales 91 89 1,205 1,083 8,090 14,909 33,176 29,587 27,145 25,250 SG&A 0 1 158 163 1,346 5,745 5,148 6,509 1,862 1,725 Advertisement Expenses 218 376 - 151 139 - 721 13,712 1,327 - 6,008 3,794 5,188 The amount equivalent to operating income - 2 0 - 7 32 - 155 157 - 1,554 451 1,986 6,777 Other income / expenses (net) 216 376 - 158 171 - 876 13,870 - 227 - 5,557 5,781 11,965 Profit before income Taxes 233 227 - 161 131 - 568 9,707 1 - 5,024 3,954 8,000 Profit attributable to owners of the Company 218 376 - 25 246 - 238 14,313 6,548 - 2,364 8,508 10,294 EBITDA See P 27 “total operating revenue after deducting financial expenses” for more details See P28 “SG&A” for more details See P 25 “total operating revenue after deducting financial expenses and cost of sales” for more details See P 26 “SG&A” for more details See P 23 “total operating revenue after deducting financial expenses” for more details See P 24 “SG&A” for more details Note Record YoY Comparison (12 months) Segment Performance

YoY Comparison (12 months) Analysis: Operating Revenue Crypto: Decrease in net trading income due to lower trading volumes resulting from the decline in crypto asset values and market transaction volume . Maintained the customer base and the the number of units of crypto assets held by customers increased YoY. * (JPY million) ■ Other ( - 674) ■ Net trading income ( - 20,578) * Total operating revenue after deducting financial expenses and cost of sales - 74.3% （ - 21,252) * Figures in parentheses indicate the variance from the previous year (JPY million) [reflects comparison of results for 12 months ended Mar . 31 YoY] Trading value at marketplace ¥ 568.4B FYE Mar. 31, 2022 ¥ 157.1B FYE Mar. 31, 2023 ■ Total operating revenue after deducting financial expenses and cost of sales 26,144 5,567 2,477 1,803 28,621 7,369 0 5,000 10,000 15,000 20,000 25,000 30,000 2022/3 2023/3 The number of crypto asset units held by customers (YoY) +22 ％ BTC +16 ％ ETH +3 ％ XRP

YoY Comparison (12 months) Analysis: SG&A Crypto: Advertising expenses decreased about 77% YoY, by controlling advertising budget in response to current market conditions. Total SG&A - 45.7 ％ ( - 6,819 ) ■ Other ( - 677 ) * ■ Advertising expenses ( - 4,339 ) ■ Communication, freight and information expenses (+247) ■ Commissions paid ( - 416) ■ Compensation and benefits ( - 1,561) ■ System related expenses ( - 13) * Figures in parentheses indicate the variance from the previous year (JPY million) [reflects comparison of results for 12 months ended Mar. 31 YoY] * Others includes professional fees related to De - SPAC ¥ 1,113M for FYE Mar. 31, 2023. (JPY million) ■ Total SG&A 1,325 1,312 3,861 2,300 755 339 627 874 5,745 1,346 2,595 1,919 14,909 8,090 0 2,000 4,000 6,000 8,000 10,000 12,000 14,000 16,000 2022/3 2023/3

Ⅲ . Business Update

Business Update Crypto Asset Segment 1/6

MONEX GROUP

Creating a digital asset ecosystem to diversify earnings over the mid- to long-term.

Digital Asset Ecosystem



Exchange/ Marketplace
NFT
web3
And more…
B2B
IEO
Digital Asset Ecosystem

Coincheck for Business

Opened a dedicated consulting service for corporate clients in response to their various crypto related needs (e.g. purchasing/selling crypto asset and NFTs, accounting, IEO, etc.)

Coincheck IEO

Issued and sold the FiNANCiE token (FNCT), following Japan's first IEO conducted by Coincheck in 2021.

Coincheck NFT (β)

Continued to leverage the customer base of Coincheck, a crypto asset trading platform, and offer the world's popular NFTs in Japan. Expanded strategic partnership with Animoca Brands.

Oasis TOKYO・Oasis KYOTO・Oasis MARS

Further developed virtual communities in a Metaverse space in collaboration with creators/artists to add diversified revenue streams.

16

Business Update Crypto Asset Segment 2/6 17 No.1 share of app downloads for 4 consecutive years in Japan. Crypto asset exchange / marketplace *1 Among Japanese crypto asset exchange apps. Term: 2019 - 2022 . Data source: AppTweak *2 Monthly crypto asset trading status table of JVCEA. As of Nov. 30, 2022. Data source: https://jvcea.or.jp/about/statistics/ *3 In the "Quality Rating (Mail Contact)" of the HDI Rating Benchmark organized by HDI - Japan. *4 As of Apr.27 , 2023 No.1 domestic market share for 4 consecutive years (by app DLs) *1 5.57M DLs (+2 ％ QoQ and +12 ％ YoY) Leading market share with 28% *2 share of verified accounts 1.80M accounts (+2 ％ QoQ and +11 ％ YoY) Number of tokens supported by Coincheck trading platform *4 21 coins (+3 from the end of 3Q ) Market value of cash trading of Bitcoin as of December 2022 No. 1 in Japan First and only three - star rating for customer support across crypto exchanges *3 ★★★ (highest) The number of units of Bitcoin held by customers As of Mar .2023 +22% (from Mar. 2022) 0 1 2 34

Business Update Crypto Asset Segment 3 /6 Opened a dedicated consulting service for corporate clients to provide critical B2B services in response to corporates’ need to establish a crypto strategy. 18 Coincheck for business overview Crypto needs of corporate clients ① NFT , web3 and Metaverse ・ Purchasing and selling crypto assets and NFTs ・ Crypto asset custody and portfolio management ② Mining ・ Wallet generation and management of mining rewards ・ Conversion of mining rewards to fiat (JPY ) ③ STO (Security Token Offering) ・ Reduction of labor and costs in granting crypto assets to investors as STO rewards.

Business Update Crypto Asset Segment 4/6

MONEX GROUP

Diversifying our earnings based on the superiority of Exchange/Marketplace

Exchange/Marketplace-IEO

・Conducted 2nd IEO (FNCT)
The amount of purchase applications for IEO of FNCT exceeded its fundraising target of 1.1 billion yen in just 60 minutes. The IEO ultimately created demand of +20 billion yen, ~19x the target.


FNCT
Empowering the next billion dreams

NFT/Metaverse

・Launched metaverse × NFT community "OASIS" based on the concept of 2035 near-future cities.

・ Plan to issue and sell original NFTs "OASIS COMMUNITY PASS NFT (OCP)" with community access rights as a utility in May 2023.

・Forming a web3 community as a frontrunner to create a token economic zone.



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Business Update Crypto Asset Segment 5/6 20 Coincheck Group (CCG) *1 is proceeding with listing procedures. - After the proposed business combination with Nasdaq - listed SPAC, Thunder Bridge Capital Partners IV, Inc. (THCP), CCG will be a public company listed on the Nasdaq exchange in the U.S. (Termination date of Business Combination Agreement* 2 is Jul. 2, 2023) - Working together with THCP, CCG aims to become a public company on the U.S. Nasdaq to gain exposure to global investors and utilize Nasdaq - listed shares as global and effective currency to recruit global talent and acquire companies, thereby further expanding its crypto asset business. *1 Coincheck Group will be the holding company for Coincheck, Inc. *2 Business Combination Agreement ： https://www.monexgroup.jp/en/news_release/irnews/auto_20220309503075/pdfFile.pdf We plan to be listed on Nasdaq to secure global talent and business opportunities 0

Business Update Crypto Asset Segment 6/6

MONEX GROUP

Coincheck has identified numerous large growth opportunities that can be pursued organically and accelerated through M&A and partnerships.

Deepen Existing Offerings

Marketplace / IEO

Continue to grow customer base and revenue to retain #1 market share position, build on first-of-its-kind IEO launch, and expand supported token coverage

NFTs

Build the leading NFT platform in Japan by partnering with content creators and gaming companies web3

Build new services supporting the Coincheck digital asset ecosystem both organically and through M&A

Broaden Digital Asset Solutions

Institutional

Capture nascent and growing institutional interest, capitalizing on Coincheck's trusted brand name in the crypto space

Financial services adjacencies

Explore new financial service businesses that will appeal to the young Coincheck customer base, such as payments and commerce enablement

On-ramp services

Provide on-ramp services between fiat, crypto, other digital assets, and various user applications

International

Add talent and capabilities in crypto-friendly geographies, including in Asia and across the world, and launch internationally (HoldCo structure)

21

Appendix: Group Overview 22

Appendix: Highlights 4Q of FYE Mar. 2023 (3 months) 2/3 23 Crypto Asset US ◆ Total operating revenue after deducting financial expenses and cost of sales, and Segment profit (JPY Million) 3,160 3,162 1,563 1,063 1,583 - 1,072 415 - 391 - 748 - 152 -10,000 0 10,000 20,000 2022/3 4Q 2023/3 1Q 2023/3 2Q 2023/3 3Q 2023/3 4Q

Appendix: Highlights FYE Mar. 2023 (12 months) 2/3 Crypto Asset (JPY million) US ◆ Total operating revenue after deducting financial expenses and cost of sales, and Segment profit 24 2,077 3,812 20,822 28,621 7,369 - 1,732 293 9,868 13,870 - 876 -5,000 5,000 15,000 25,000 35,000 2019/3 2020/3 2021/3 2022/3 2023/3 Total operating revenue after deducting financial expences and cost of sales Segment profit

■ Coincheck, Inc. (Tokyo, Japan) Crypto asset Exchange/Marketplace agency • President: Satoshi Hasuo • Founded in 2012, joined Monex Group in Apr. 2018 • Cryptocurrencies available: Bitcoin (BTC), Ethereum (ETH), Ethereum Classic (ETC), Ripple (XRP), NEM (XEM), etc. • # of verified users: 1.80 million • Customer assets held in custody: JPY 329.7 billion The numbers above are as of Mar 31, 2023 Overview of Monex Group and Main Subsidiaries 25

MONEX GROUP

Group Overview of the Group

Listed Holding Company **Monex Group, Inc.**

[Japan Segment]

Online Brokerage

Monex, Inc.
Comprehensive investment service provider

Asset Management

Japan Catalyst, Inc.
Investment Advisory and Agency Business

Wealth Management

Monex Private Bank, Inc.
Private banking services for high net worth clients

Education

Viling, Inc.
Education

Selan, Inc.
Bilingual education

Genome Platform

Genex, Inc.
Whole genome information platform where patients utilize one's data with security

Asset Management

Monex Asset Management, Inc.
Small-lot and low-cost discretionary investment management wrap service

Custodial Trust

マネックスSP信託

Monex SP Trust, Inc.
Manages and disposes trust properties such as securities/cash under instructions

Marketing DX

Crafter, Inc.
Automated-chatbot system provider

[Investment Business Segment]

Investment and incubation

Monex Ventures, Inc.
Venture capitalist

[US Segment]

TradeStation Group, Inc.
Intermediate Holding Company (US)

Online Brokerage

TradeStation Securities, Inc.
Brokerage firm catering to active traders (US)

Online Brokerage

TradeStation International Ltd
(UK)

Crypto Asset Exchange Agency

TradeStation Crypto, Inc.
(US)

Technology Support

TradeStation Technologies, Inc.
(US)

TradeStation Global Services, S.A.
(Costa Rica)

[Crypto Asset Segment]

Crypto Asset Exchange Agency

Coincheck, Inc.
Offering Coincheck, a crypto asset exchange

[Asia Pacific Segment]

Monex International Limited
Intermediate holding company

Online Brokerage

Monex Boom Securities (H.K.) Limited
(HK)

Online Brokerage

Monex Securities Australia Pty Ltd
(AU)

Technology Support

Cherry Technology Co., Ltd
[Equity method affiliates]

(As of Mar 31, 2023)

26

Group Overview - Revenues , Costs, and Employees ■ Japan Segment ■ US Segment ■ Crypto Asset Segment ■ Asia Pacific Segment ■ Investment Segment * Refer to the databook for FYE Mar 2023 27 Total operating revenue after deducting financial expenses \ 73.3 B Selling, general and administrative expenses \ 68.5 B Number of Employees 1,491 Number of Accounts 4.2 M Accounts Five Segments Contribution in FYE Mar. 2023 41% 47% 10% 1% 0% 38% 48% 11% 2% 0% 34% 44% 18% 3% 0% 52% 5% 43% 1% 0%

Disclaimer

MONEX GROUP

About Coincheck

Important Information About the Business Combination and Where to Find It

In connection with the proposed business combination in connection with to the business combination agreement among Coincheck, Inc. ("Coincheck"), Coincheck Group B.V. ("CCG"), Thunder Bridge Capital Partners IV, Inc. ("THCP") and others, CCG intends to file a registration statement on Form F-4 that will include a preliminary proxy statement to be distributed to stockholders of THCP in connection with THCP's solicitation of proxies for the vote by its stockholders with respect to the proposed business combination. After the registration statement has been filed and declared effective by the US Securities and Exchange Commission ("SEC"), THCP will mail a definitive proxy statement / prospectus to its stockholders as of the record date established for voting on the proposed business combination and the other proposals regarding the proposed business combination set forth in the proxy statement. CCG or THCP may also file other documents with the SEC regarding the proposed business combination. Before making any investment or voting decision, stockholders and other interested persons are advised to read, when available, the registration statement and preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with THCP's solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about CCG, Coincheck, THCP and the proposed transaction. Stockholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC's website at www.sec.gov, or by directing a request to: Thunder Bridge Capital Partners IV, Inc., 9912 Georgetown Pike, Suite D203, Great Falls, VA 22066.

Participants in the Solicitation

CCG, Coincheck and THCP and their respective directors and officers may be deemed participants in the solicitation of proxies of THCP's stockholders in connection with the proposed business combination. THCP's stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Coincheck and THCP at Coincheck's website at corporate.coincheck.com, or in THCP's registration statement on Form S-1 filed on June 21, 2021, respectively.
Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to THCP's stockholders in connection with the proposed transaction will be set forth in the proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus filed with the SEC in connection with the proposed business combination.

Forward-Looking Statement

This presentation includes "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, that reflects the current views with respect to, among other things, the future operations and financial performance of the Company, THCP, Coincheck and CCG. Forward-looking statements may be identified by the use of words such as "forecast," "intend," "seek," "target," "anticipate," "believe," "could," "continue," "expect," "estimate," "may," "plan," "outlook," "future," and "project" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include, but not limited to, estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of the Company, THCP, Coincheck, or CCG after completion of the proposed business combination are based on current expectations that are subject to risks and uncertainties. No assurance can be given that future developments affecting Company, THCP, Coincheck or CCG will be those that are anticipated. Actual results may differ materially from current expectations due to changes in global, regional or local economic, business, competitive, market, regulatory and other factors, many of which are beyond the control of the Company, CCG, THCP and Coincheck. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement (the "Agreement") and the proposed business combination contemplated thereby; (2) the inability to complete the transactions contemplated by the Agreement due to the failure to obtain approval of the stockholders of THCP or other conditions to closing in the Agreement; (3) the ability to meet Nasdaq's listing standards following the consummation of the transactions contemplated by the Agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Coincheck as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of CCG to grow and manage growth profitably, maintain relationships with customers and business partners and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Coincheck may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by THCP or CCG. The Company cautions that the foregoing list of factors is not exhaustive. The recipient of this material should not place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company, CCG, THCP and Coincheck undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

This material is an English translation of a Japanese announcement made on the date above. Although the Company intended to faithfully translate the Japanese document into English, the accuracy and correctness of this English translation is not guaranteed and thus you are encouraged to refer to the original Japanese document. This translation was made as a matter of record only and does not constitute an offer to sell or to solicit an offer to buy securities in the US

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